

November 22, 2021

Robert Ferris
Chief Executive Officer
VirTra, Inc
7970 S. Kyrene Rd.
Tempe, AZ 85284

       Re: VirTra, Inc
           Registration Statement on Form S-3
           Filed November 17, 2021
           File No. 333-261145

Dear Mr. Ferris:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gregory Herbers at 202-551-8028 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing

cc: Fay Matsukage